UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

First Amendment

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

VYCOR MEDICAL, INC.

(Name of Issuer)

7% SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

n/a

(CUSIP Number)

Fountainhead Capital Management Limited

1 Portman House, Hue Street

St. Helier, Jersey, Channel Islands JE4 5RP

+44 (0)1534 630112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2015

(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. n/a	13D

1.	NAMES OF REPORTING PERSONS Fountainhead Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (see Item 3, below)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 169,894
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 169,894
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,894
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.68%
14.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

The purpose of this Amended Schedule 13D filing is to disclose additional ownership of Vycor Medical, Inc. (the “Company”) 7% Series D Convertible Redeemable Preferred Stock par value $0.0001 (the “Series D”). On February 16, 2015, Fountainhead Capital Management Limited (“Fountainhead”) received an additional 5,745 shares of Series D as a dividend on its prior holdings of Series D. Fountainhead has previously reported ownership of 6,414,655 shares of Company Common Stock par value $0.0001 (“Common Shares”), comprising ownership of 4,366,844 Common Shares and Warrants to purchase an aggregate of 2,047,821 Common Shares and 164,149 shares of Series D.

This Schedule 13D is being filed by Fountainhead to disclose its ownership of approximately 70% of the Company’s outstanding Series D.

Item 1. Security and Issuer.

The name of the issuer is Vycor Medical, Inc., a Delaware corporation which has its principal offices at 6401 Congress Ave. Suite 140, Boca Raton, FL 33487 (the “Company”). This statement relates to the Company’s 7% Series D Convertible Redeemable Preferred Stock par value $0.0001.

Item 2. Identity and Background.

(a)-(f). This Schedule 13D is being filed by Fountainhead Capital Management Limited, a Jersey, C.I. corporation, which has its principal offices at Portman House, Hue Street, Jersey, Channel Islands, JE4 5RP (the “Reporting Person”).

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares were issued as a dividend on the shares of Company Series D held by it. See Explanatory Note, above.

Item 4. Purpose of Transaction.

The Reporting Person received 5,745 shares of Company 7% Series D Convertible Redeemable Preferred Stock par value $0.0001 as a result of a stock dividend on the shares of Company Series D held by it.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is the beneficial owner of 169,894 shares of Company Series D, which are convertible by their terms into 790,205 shares of the Company’s common stock, representing 70% of the outstanding shares of the Company’s Series D. The Reporting Person believes the number of shares of the Company’s Series D outstanding common stock to be 243,803 as of February 15, 2015. The Reporting Person has also separately reported the ownership of 6,414,655 shares of Company Common Stock. Said amount includes all shares issuable to the Reporting Person on account of Warrants held by the Reporting Person exercisable within sixty (60) days of the date of this report. Other than as described therein, the Reporting Person does not own any other securities of the Company.

(b)	The Reporting Person has the sole power to vote and dispose of the 169,894 shares of Series D.

(c)	Except for the transactions described in the Explanatory Note above, the Reporting Person did not effect any transactions in the issuer’s securities within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in the Explanatory Note, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2015

	By:	/s/ Gisele Le Miere
Name: Gisele Le Miere, for and on behalf of Berwin Limited, Director

	By:	/s/ Eileen O’Shea
Name: Eileen O’Shea, for and on behalf of Moulton Limited, Director